FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	BVF Partners L.P. (1)				DOV Pharmaceutical, Inc. ("DOVP")				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	227 West Monroe Street, Suite 4800						November 1, 2002

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Chicago,	Illinois	60606						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date
	Stock Option (right to buy)		$6.17		11/1/02				D(3)				14,177		10/21/02	11/8/11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares
	Common Stock	14,177				26,323(2)(4)		D(2)

Explanation of Responses:

(1)
This Form 4 is filed pursuant to a Form 3 filed on April 24, 2002, designating Mark N. Lampert as the designated filer for the Reporting Persons named on the signature pages hereto ("Reporting Persons"). As Mark N. Lampert has resigned his position as director of DOV Pharmaceutical, Inc., effective as of November 1, 2002, BVF Partners L.P. is the designated filer for the Reporting Persons.

(2)
These options are owned directly by Mark N. Lampert.

(3)
Cancellation of a portion of a stock option in connection with Mark N. Lampert's resignation from his position as a director on November 1, 2002.

(4)
Pursuant to an Incentive Stock Option Agreement under the DOV Pharmaceutical, Inc. 2000 Stock Option and Grant Plan, Mark N. Lampert has 10,123 shares vested, of which 9,617 shares are exercisable as of October 21, 2002, and 506 shares are exercisable as of October 31, 2002. Pursuant to an Incentive Stock Option Agreement under the DOV Pharmaceutical, Inc. 1998 Stock Option Plan, Mark N. Lampert has 16,200 shares vested.

By:	BVF Partners L.P.
By:	BVF Inc., its general partner
By:	/s/ MARK N. LAMPERT ** Signature of Reporting Person	November 6, 2002 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Control Number.

FORM 4 (Continued)
Listing of the names and addresses of other reporting persons:
1.	Biotechnology Value Fund, L.P.	BIOTECHNOLOGY VALUE FUND, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	November 6, 2002 Date

2.	Biotechnology Value Fund II, L.P.	BIOTECHNOLOGY VALUE FUND II, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	November 6, 2002 Date

3.	BVF Inc.	BVF INC.
One Sansome Street, 31st Floor
	San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			November 6, 2002 Date

4.	Mark N. Lampert One Sansome Street, 31st Floor San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			November 6, 2002 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Control Number.

SEC 1474 (03-99)